

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Richard Chiang
Chief Executive Officer
Andes 4 Inc., Andes 5 Inc., and Andes 6 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

Re: Andes 4 Inc.
Amendment No. 1 to Form 10-12(g)
Filed March 5, 2015
File No. 000-55365
Andes 5 Inc.
Amendment No. 1 to Form 10-12(g)
Filed March 5, 2015
File No. 000-55366
Andes 6 Inc.
Amendment No. 1 to Form 10-12(g)
Filed March 5, 2015
File No. 000-55367

Dear Mr. Chiang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendments you may file in response to these comments, we may have additional comments.

Item 1A. Risk Factors

1. We note your response to comment 4 and we re-issue this comment. In this regard, we note your response that you have amended the registration statement to include a risk factor under the risk factor section titled "Management has other business activities which may compete with time commitments and potential business opportunities allocated toward the Company." However, it appears that this section has not been included in the registration statement. Please revise this section to include a discussion of this risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director